NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	April 23, 2015

Canada: TSX: KLS
United States: NYSE MKT: KIQ

KELSO TECHNOLOGIES INC. - BOTTOM OUTLET VALVE

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that it has completed the commercial design and internal testing of its new innovative bottom outlet valve (BOV). Kelso has submitted the final required application information to the Association of American Railroads (AAR) for service trial testing and the eventual commercial approval of the BOV.

Our BOV involves detailed proprietary and engineering knowledge based on specific regulatory and customer specifications. Our new BOV design features several materials and mechanical engineering innovations that are intended to lead to a “best available safety technology” ranking for our BOV when it is AAR approved and released for commercial service use. The BOV addresses the persistent problems of ball corrosion and operating damage by using a high performance ceramic material for the ball.

The BOV is designed to meet the latest FRA regulations requiring the removal of the operating handle during transit. The valve will fit all existing DOT 111 and CPC 1232 tank cars and the new DOT 117 cars that will be the new standard for shipment of crude oil, ethanol and other hazardous and non-hazardous chemicals.

The Company filed its patent application for this unique BOV design on June 3, 2013. The final patent will probably take 2 years or more to be granted and carry a 17 year life starting from the date the patent is granted. Once AAR approved the BOV is expected to be a major contributor to the future financial performance and growth of Kelso’s business model.

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is experiencing multi-million dollar growth through increased sales of its AAR approved products that address regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include the eventual commercial approval of the BOV; that the BOV will meet the latest FRA regulations requiring the removal of the operating handle during transit; the final patent will be granted in about 2 years; the BOV is expected to be a major contributor to the future financial performance and growth of Kelso’s business model; and the Company is experiencing increased sales of its AAR approved products that address regulatory concerns about railroad safety in North America. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; we may not be able to grow and sustain anticipated revenue streams, as regulatory requirements may change to our detriment or competitors may offer better or cheaper products. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 118A Street North Delta, BC, V4C 6V1 www.kelsotech.com